PEARSON

02 OCT 31 AM 8:18

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

25 October 2002

02055706

Pearson plc
ıbmission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Nine Forms G88(2) - Return of Allotments of Shares

2. Announcement No. 656803

SUPPL

3. Press Releases –
   - ***Interactive Data Corporation reports 12.1% increase ....***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

Julia Casson
Company Secretary

11/4

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

02 OCT 31 AM 8:18

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	429		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	143.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 429
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Jun Cosse **Date** 24/10/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/cn/6797
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	11	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	429		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	143.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 429
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 24/10/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/cn/6797 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
10	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,318		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	292.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name BNY (Nominees) Limited PART ID BO011 Address 30 Cannon Street London UK Postcode EC4M 6XH	Class of shares allotted Ordinary	Number allotted 1,127
Name Cazenove Nominees Limited ESOS a/c PART ID 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 1,191
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cosse **Date** 17 october 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/E6731

Tel : **01903 833692**

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	03	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,002		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	535.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 2,002
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Uri Coyle **Date** 17 October 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/cn/6603 Tel 01903-833692
DX number DX exchange

...MPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(

Return of Allotment of S

CHFPO83

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which sh...es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	3	OCT	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,163		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.350		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

...that each share is to be ...eated as paid up

...nsideration for which ...shares were allotted
(...is information must be supported by ... duly stamped contract or by the duly ...ped particulars on Form 88(3) if the ...ract is not in writing.)

...ompanies house receipt date barcode

...This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX...**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED	Class of shares allotted	Number allotted
Address 80 STRAND LONDON UK Postcode WC2R 0RL	ORDINARY	4,163
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17 October 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT10

Tel 01903-833202

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
09	OCT	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	650		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.53		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 650
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cesse **Date** 17 October 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT11

Tel 01903-833202

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,960		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	302.700p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Mr. Oliver Henry Fleurot	Class of shares allotted	Number allotted
Address	23 Bradbourne Street London UK Postcode SW6 3TF	Ordinary	8,960
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Julie Cosse **Date** 17 October 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/RL/67.12

Tel : **01903 833280**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,220		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	302.700p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr. Stephen Guy Hill Address 23 Parkfields Putney London UK Postcode SW15 6NH	Class of shares allotted Ordinary	Number allotted 4,220
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14 October 2002

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/cn/6695

Tel : **01903 833280**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
15	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	49	57	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	1.435p	0.636p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited ESOS a/c PART ID 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 106
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cesse **Date** 22/10/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/cn/6767 Tel : **01903 833692**
DX number DX exchange

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

15 October 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 656803

Dear Sirs

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Government of Singapore Investment Corporation Pte Ltd which equals 24,108,383 shares, now represents 3.01% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.

Yours faithfully

S. Jones.

Stephen Jones
Deputy Company Secretary

To: Pearson PLC@001442070106060@fax
cc: Yuit Mun Ho/FSD/SIN/GIC@GIC, Peter Lee Keng Yim/FSD/SIN/GIC@GIC
Subject: **Interest in Pearson PLC**

Attention : Company Secretary

1. In compliance with Section 198 of the Companies Act 1985, we wish to inform you that the following persons have an interest in the ordinary shares of Pearson PLC as at 11/10/02. Holdings as at 11/10/02 are as follows :

A) Beneficiary owner's name : Government of Singapore

Holdings : 15,022,934 shares
Registered holder's name : The Securities Management Trust Ltd [A/c No : SMC]

Holdings : 165,000 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM073]

Holdings : 45,243 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM087]

Holdings : 121,500 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM088]

Holdings : 29,824 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM093]

Holdings : 25,000 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM101]

Holdings : 15,916 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM115]

Holdings : 25,000 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM121]

Holdings : 3,518 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM122]

Holdings : 67,950 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM154]

Holdings : 8,047 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM167]

Holdings : 178,047 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM170]

Holdings : 5,600 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM174]

Holdings : 49,000 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM186]

Holdings : 191,000 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : GIC02]

B) Beneficiary owner's name : Monetary Authority of Singapore

Holdings : 1,353,286 shares
Registered holder's name : The Securities Management Trust Ltd [A/c No : SMB]

Holdings : 2,445,020 shares
Registered holder's name : The Securities Management Trust Ltd [A/c No : SMH]

Holdings : 4,356,498 shares
Registered holder's name : The Securities Management Trust Ltd [A/c No : SMJ]

2. Best regards.

Belinda Beh
Financial Operations Division

Press releases

24 October 2002

Interactive Data Corporation Reports 12.1% Increase in EBITDA to $33.4 Million for the Third Quarter of 2002

Earnings Per Share Rise to $0.17 from $0.04 in the Third Quarter of 2001

Interactive Data Corporation (Nasdaq NM: IDCO) today announced results for the third quarter ended September 30, 2002.

Revenues increased 12.2% to $95.7 million from $85.3 million in the third quarter of 2001. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 12.1% to $33.4 million, or $0.36 per diluted share, from $29.8 million, or $0.32 per diluted share, in the same quarter last year. Net income rose to $15.8 million, or $0.17 per diluted share, from $3.8 million, or $0.04 per diluted share, in last year's same period.

On January 1, 2002, the company adopted Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). As a result, the company did not record any goodwill amortization expense in the third quarter of 2002 as compared to $9.7 million in the same period last year. For the nine month period in 2001, the company recorded $28.3 million in goodwill amortization expense, whereas for the same period this year, the company did not record any goodwill amortization expense.

Stuart Clark, president and chief executive officer, commented, "We are pleased to report such strong results in light of the difficult economic environment that continues to affect many of our customers. Our institutional business increased 14.9% (or 13.2% before the effects of foreign exchange), with most of that growth being driven by our data content business, FT Interactive Data. This division grew 16.2% with just under half that growth coming from the Securities Pricing Service (SPS) business that we acquired from Merrill Lynch at the end of January 2002.

"Excluding the SPS revenues, our data content business grew 8.7% compared to last year's third quarter. Retail revenues declined 6.9%, or $0.7 million, primarily due to the continued and expected decline in broadcast revenues. As a result of these trends, institutional revenues accounted for just under 90% of the company's total revenues compared to just under 88% of revenues in last year's third quarter.

"Our overall operating expenses rose 12.2% in the third quarter of 2002 compared to the same period in 2001 due to the inclusion of SPS related costs. Excluding those costs, our operating expenses rose just 7.6%. As a result of all the above, our EBITDA increased 12.1%, from $29.8 million in the third quarter of 2001 to $33.4 million in this quarter. Driven by the profitability improvement and the elimination of goodwill expense, our earnings per share grew to $0.17 for the third quarter of 2002 versus $0.04 in the same quarter a year ago."

Clark continued, "While market conditions remain difficult, we have concentrated on enhancing the value of our products, which has helped us maintain our 95% plus contract renewal rates for our core institutional business. In addition, we have made very good progress on the integration of the SPS business, which has continued to deliver the benefits we expected.

"In terms of new products, a key milestone in the third quarter was the implementation of our Fair Value Information Service which is primarily aimed at mutual funds. That service went live in early July and we have now signed up our first two customers. We continue to anticipate this product will live up to our original expectations, although, in this

environment, customers are taking longer to make purchase decisions."

Nine Month Results

For the nine months ended September 30, 2002, Interactive Data reported revenues of $278.6 million versus $253.5 million for the comparable period in 2001, an increase of 9.9%. Operating expenses rose 6.2% or $10.6 million during the same period. As a result, EBITDA rose 17.6% from $82.1 million, or $0.89 per diluted share, to $96.5 million, or $1.03 per diluted share. For the first nine months of 2002, net income totaled $43.7 million, or $0.47 per diluted share, versus $5.4 million, or $0.06 per diluted share, in the first nine months of 2001.

As of September 30, 2002, Interactive Data Corporation had no outstanding debt and had cash of $133.8 million.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday (October 24th) at 11:00 a.m. Eastern Time to discuss the third quarter 2002 results and additional matters. The dial-in number for the call is 703-871-3022; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the Company's web site at www.interactivedatacorp.com and through www.StreetEvents.com.

To listen, please register and download audio software at the site at least 15 minutes prior to the call. A replay will be available on both web sites shortly after the call. In addition, a telephone replay will be available through Thursday, October 31, 2002. To access the replay, please dial 703-925-2533 or 888-266-2081, passcode #6215226.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than the Company's and their strategic response to the Company's services and products; (ii) changes in technology, which could affect the competitiveness of the Company's products and services; (iii) maintaining relationships with key suppliers and providers of market data; (iv) a decline in activity levels in the securities markets, which could lower demand for the Company's products and services; (v) consolidation of financial services, both within an industry and across industries, which could lower demand for the Company's products and services (vi) prolonged outage at one of the Company's data centers; (vii) the acceptance of the Internet as a reliable real-time distribution platform by institutional customers; (viii) the ability of the Company to broaden its subscriber base by adding more individual investors outside of the Company's traditional "active-trader" market; (ix) the potential obsolescence of the Company's services due to the introduction of new technologies; and (x) other trends in competitive or economic conditions affecting the Company's financial condition or results of operations not presently contemplated. The Company undertakes no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing, dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value, unlisted fixed income instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,600 employees in 22 offices in North America, Europe,

Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of Interactive Data Corporation.

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands except per share data)

	Three Months Ended September			Nine Months Ended September		
	2002	2001	Change	2002	2001	Change
REVENUES						
Institutional	85,729	74,618	14.9%	248,496	218,350	13.8%
Retail						
-eSignal	8,957	8,474	5.7%	26,381	26,742	-1.3%
-Broadcast	976	2,195	-55.5%	3,680	8,409	-56.2%
Total Retail	9,933	10,669	-6.9%	30,061	35,151	-14.5%
Total Revenues	95,662	85,287	12.2%	278,557	253,501	9.9%
COSTS & EXPENSES						
Cost of Services	27,947	25,433	9.9%	83,720	77,689	7.8%
Selling, general & administrative	34,291	30,041	14.1%	98,356	93,747	4.9%
EBITDA	33,424	29,813	12.1%	96,481	82,065	17.6%
Depreciation	3,634	3,105	17.0%	10,713	9,207	16.4%
Amortization	4,299	17,793	-75.8%	15,249	60,133	-74.6%
Total costs & expenses	70,171	76,372	-8.1%	208,038	240,776	-13.6%
INCOME FROM OPERATIONS	25,491	8,915	185.9%	70,519	12,725	454.2%
Other income, net	657	934	-29.7%	1,498	2,383	-37.1%
INCOME BEFORE INCOME TAXES	26,148	9,849	165.5%	72,017	15,108	376.7%
Provision for Income Taxes	10,346	6,011	72.1%	28,327	9,758	190.3%
NET INCOME	15,802	3,838	311.7%	43,690	5,350	716.6%
NET INCOME PER SHARE						
Basic	0.17	0.04	310.4%	0.48	0.06	718.1%
Diluted	0.17	0.04	311.9%	0.47	0.06	705.1%
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING						
Basic	91,376	91,085	0.3%	91,021	91,183	-0.2%
Diluted	93,493	93,537	0.0%	93,716	92,391	1.4%

INTERACTIVE DATA CORPORATION
BALANCE SHEET STATEMENT
(In Thousands)

	September 30, 2002	December 31, 2001
	(Unaudited)	
ASSETS		

Current Assets:		
Cash and cash equivalents	$133,776	$118,522
Accounts receivable, net	57,499	46,792
Receivable from affiliates	127	7
Prepaid expenses and other current assets	4,006	3,152
Deferred income taxes	11,487	13,207
Total current assets	206,895	181,680
Property and equipment, net	35,190	38,431
Goodwill	380,424	353,748
Other intangible assets, net	128,491	121,040
Other assets	2,951	3,084